ARGENTA SYSTEMS, INC.
12/F, Shanxi Zhengquan Building
Gaoxin 2nd Road
Xian, Shanxi Province, China

February 14, 2007

Filed as Correspondence Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Emerging Growth Companies
Mail Stop 3561
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn: Raquel Howard

RE:	Argenta Systems, Inc. Item 4.01(a) Form 8-K Filed November 17, 2006 File No. 0-32541

Dear Ms. Howard:

On behalf of Argenta Systems, Inc. (the “Company”), in connection with its current report on Form 8-K filed with the Securities and Exchange Commission (“Commission”) on November 17, 2006, amended on February 12, 2007, it is hereby acknowledged that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please do not hesitate to contact the undersigned.

Very truly yours,

Argenta Systems, Inc.

By: /s/ Shiming Wang_____
Shiming Wang, CEO